[CERUS CORPORATION LETTERHEAD]

June 5, 2009

VIA EDGAR AND FAX

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
File No. 000-21937

Dear Mr. Buchmiller:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated May 21, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1.	Business

Background, page 2

1.	We note that the only disclosure in your filing regarding how your products work is that the “INTERCEPT Blood System is based on [y]our proprietary technology for controlling biological replication.” We further understand from your website page, “How INTERCEPT Works,” that your systems for treating platelets and plasma are based on your “proprietary Helinx technology for pathogen inactivation.” From your website it appears that a small molecule, amotosalen, with respect to treating plasma and platelets, acts by blocking the replication of pathogens by cross-linking their DNA and RNA double helixes, to the extent double-stranded RNA occurs in helical form. With a view towards revised disclosure, so that your investors may better understand how your products work and may better understand the advantages, and potential disadvantages, of your systems, please respond to the following:

•

We note that most biologically active forms of RNA are single-stranded. Please explain how your cross-linking technology works on pathogens that contain single-stranded RNA. If the amotosalen molecule only cross-links where the single-stranded RNA has folded over on itself, please tell us whether that forms enough cross-links to prevent replication or gene expression;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that nucleic acid, whether RNA or DNA, single or double stranded, has a great deal of secondary and tertiary structure. In single stranded nucleic acids, this secondary and tertiary structure brings nucleotides from different parts of the molecule close enough together for amotosalen to cross-link them. In addition, amotosalen-nucleic acid mono-adducts as well as cross links effectively inhibit nucleic acid replication. The Company has demonstrated inactivation of a number of single stranded RNA viruses using amotosalen and UVA light, including HIV, HTLV-1, HCV, bovine viral diarrhea virus (a model for Hepatitis C virus (HCV)), West Nile virus (WNV), Chikungunya virus and influenza virus.

•

Please tell us how your systems deactivate pathogens with single-stranded RNA when the RNA is wrapped around a protein complex. For example, please tell us how your systems deactivate HIV viruses which contain single-stranded RNA that is wrapped around nucleoplasmid protein complexes;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the genome of HIV, as with all single stranded RNA, has a good deal of tertiary structure, which provides numerous opportunities for cross-linking. In addition, as noted above, amotosalen-nucleic acid mono-adducts effectively inhibit nucleic acid replication. The efficacy of the inactivation system has been tested with cell-free, cell-associated, and integrated HIV sequences in cell assay systems in which RNA-protein complexes would be expected to be present.

•

Please tell us whether your systems have been shown to inactivate all of the pathogens that may be present in the donated plasma or platelets. If less than all of the pathogens are inactivated, please explain to us how this affects the storage life of the platelets and plasma treated with your systems;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that INTERCEPT has been demonstrated to inactivate a broad range of pathogens that may be present in platelet or plasma blood products. The Company has conducted studies to support label claims demonstrating inactivation of all the blood-borne viral pathogens for which licensed blood establishments currently conduct pre-transfusion donor testing (HIV, HTLV,

HBV, HCV, and WNV). The Company does not claim that INTERCEPT inactivates all pathogens that may be present in blood products. However, INTERCEPT’s mechanism of action, along with the characteristics of organisms that are of greatest concern for risk of transfusion-transmitted infection, suggests that INTERCEPT would potentially be able to inactivate other blood-borne pathogens that may emerge as problems for blood transfusion.

With respect to the storage life, the duration of plasma component storage is largely determined by functional capacity of the component as measured by in vitro assays of coagulation function and therapeutic function after transfusion and is unrelated to the presence of contaminating pathogens. The storage life of platelet components is generally limited to 5 days due in part to the risk of contamination by bacteria that are able to replicate to high levels during storage. The storage duration of platelet components is also determined by the functional capacity of the platelets. The broad ability of INTERCEPT to inactivate bacteria while retaining sufficient platelet function has allowed 7-day storage for INTERCEPT-treated platelets in some countries.

•	Please indicate whether your systems are capable of removing any of the inactivated pathogens;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the INTERCEPT technology does not remove inactivated pathogens.

•

If any of the inactivated pathogens are not removed, please tell us whether they are passed on to a recipient patient, and, if so, whether antibody tests conducted on the recipient patient would show positive antibody test results from exposure to the inactivated pathogen. For example, please tell us whether a recipient of plasma or platelets treated with your systems would test positive to exposure to HIV, HBV or HCV, or any other pathogens, including bacterial pathogens, etc., using an antibody test even though those pathogens had been inactivated in terms of replication or gene expression. If any patients were to show antibody activity towards any pathogen your systems target, please explain whether they would be warned of that risk prior to receiving plasma or platelets treated by your systems and tell us if there would be any additional expenses incurred to rule out active infection versus benign exposure after transfusion or in the future. Also, tell us whether positive antibody results for any pathogen could complicate diagnosis or make diagnosis more expensive by requiring additional tests;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that for ethical reasons, the Company has not conducted human testing to determine whether an individual who receives a transfusion containing a pathogen that was inactivated by INTERCEPT might show positive results on antibody tests for the pathogen.

The transfusion of blood components treated with the INTERCEPT Blood System would result in such a patient having potential exposure to only a very small inoculum of inactivated viruses. Such levels of inoculum would be very much below the titers anticipated to be needed to induce a detectable antibody response in diagnostic tests. For comparison, it is of note that prophylactic immunization against HBV with commercial vaccines requires multiple injections with HBV antigen plus adjuvant by the intramuscular route of administration, a means of immunization generally much more effective than intravenous administration. Given the expectation that an immune response against low levels of potential contaminants of HBV, HCV or HIV would be unlikely, a warning of such a possibility is not warranted. Risk of antibody response against pathogens that are not currently included in routine testing panels are expected to be substantially less for blood plasma or platelet components prepared with the INTERCEPT Blood System, relative to those blood components prepared by conventional processes.

•

In addition, if any of the inactivated pathogens are transfused into a recipient patient, please tell us whether the inactivated pathogens, in particular inactivated bacteria, could trigger an inflammatory response in the recipient patient, or if any of the components (e.g., components of the cell walls) of the inactivated pathogens contain endotoxins such as lipoteichoic acid, lipopolysaccharide or lipo-oligo-saccharide, etc., that could cause adverse side-effects in recipient patients. If there are possible side-effects, please tell us how your products compare to those of your competitors in this regard;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the level of potential bacterial contamination in freshly donated blood is very low, generally believed to be below one cfu/ml. By treating platelets with INTERCEPT within a day of collection, the inactivation of bacteria prevents bacterial growth that could create increased risk of inflammatory response or dangerous levels of endotoxins. Extensive clinical testing has been done on platelet and plasma product treated with the INTERCEPT Blood System, as well as active post marketing hemovigilance studies of recipients transfused with the treated blood products in routine use. These studies have demonstrated no unexpected adverse health effects and an incidence of transfusion reactions similar to or lower than that reported with conventional blood components not treated with INTERCEPT. On the basis of these studies, the Company believes its product is as safe, or safer than competing products. The Company is reluctant, however, to make any statements assessing the safety of competing products for pathogen inactivation.

•	Please tell us whether amotosalen is a proprietary molecule and, if so, how it is protected;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that Amotosalen was developed by scientists at the Company and is protected by patents (granted and pending) covering the compound itself and covering the methods of use of the compound to inactivate pathogens in blood products.

•

Please tell us if all of the amotosalen that has been used to treat the platelets and plasma using your systems is removed prior to transfusion to recipient patients. If all of the amotosalen is not removed, please tell us whether there are any potential adverse side-effects to the patient from exposure to the amotosalen. We also understand from your website that the cross-links are formed after exposure to UVA illumination, if amotosalen is passed on to recipients, please tell us whether exposure to UVA or any other form of radiation would trigger the formation of cross-links anywhere in a recipient or only if exposure to the UVA, as generated by your systems, would form the cross-links. Please also tell us whether amotosalen can be metabolized by the recipient patient and how long that process takes; and

Response:

In response to the Staff’s comments, the Company supplementally advises the Staff that nucleic acid cross-linking occurs only in the presence of UVA light. Following the treatment step, residual amotosalen and unbound by-products are reduced by greater than 99% through use of a passive compound adsorption device, which is an integral part of the disposable set. Extensive toxicology testing has been performed with high levels of amotosalen, and the residual amotosalen and its by-products have been demonstrated to have good safety margins. Residual amotosalen is rapidly metabolized by humans, demonstrated by t50 of 6.5 hours.

•

We note from your disclosure in other portions of your filing that your systems do not inactivate prions. Please tell us whether the products of your competitors have the ability to screen for or inactivate prions.

Response:

In response to the Staff’s comments, the Company supplementally advises the Staff that it is not aware of any competing technology that claims to inactivate prions and there is currently no approved test for prions in human blood that is donated for transfusion.

Customers, Page 8

2.	We note your disclosure on page 81 that you had three customers who individually accounted for 33%, 14% and 10% of your product revenue in fiscal year 2008. In your applicable future filings, please disclose the names of these three customers in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include the names of customers accounting for more than 10% of revenues in accordance with Item 101 (c)(1)(vii) of Regulation S-K.

Exhibits

3.	We note your disclosure on page 4 concerning your June 2004 and June 2005 definitive agreements with BioOne and your cooperative agreements with the Department of Defense. We also note that you have received significant payments under these contracts. Please tell us where you have filed these agreements. If you have not filed them to date, please do so in your next applicable Exchange Act filing, or explain to us why they are not material. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comments, the Company has reviewed Item 601(b)(10) of Regulation S-K and respectfully submits that the agreements listed above are not material to the Company within the meaning of Item 601(b)(10) of Regulation S-K, and therefore are not required to be filed as exhibits to the Form 10-K. The Company regularly assesses these agreements to evaluate their materiality, and will file them as exhibits if at any time the Company determines they have become material and are not otherwise exempted from being filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In addition, these contracts do not fall into the categories set forth in subparagraphs (A) through (D) of Item 601(b)(10)(ii), which would require their disclosure despite the fact that the contracts were made in the ordinary course of the Company’s business. Item 601(b)(10)(ii) provides that a contract that ordinarily accompanies the kind of business conducted by a registrant need not be filed unless it is a:

“contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

In support of its position that the above-noted agreements are not required to be filed as exhibits, the Company respectfully submits the following information with respect to such agreements:

BioOne:

The Company’s agreements with BioOne Corporation (“BioOne”) were “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted by” the Company in its business of developing and commercializing its INTERCEPT Blood System. Further, in accordance with Item 601(b)(10)(ii) of Regulation S-K, the Company’s business is not “substantially dependent” upon its agreements with BioOne.

The nature of the BioOne transaction was essentially a sublicense of rights from Baxter Healthcare Corporation (who then held the commercialization rights) to BioOne. The Company had previously licensed rights in the INTERCEPT technology to Baxter Healthcare Corporation. Pursuant to the 2004 and 2005 agreements with BioOne, BioOne obtained the commercialization rights to the INTERCEPT Blood System for platelets and plasma in certain Asian countries. While the Company received milestone payments in 2004 and 2005 from BioOne pursuant to such agreements, it recognized such payments as revenue in those years and has not received any additional payments from BioOne. The Company has the right to receive royalty payments based on BioOne’s sales and milestone payments based upon future progress by BioOne. To date, however, royalties received from BioOne have been nominal because BioOne has not made any meaningful sales and no additional milestones have been paid based upon BioOne’s future progress. The Company respectfully directs the Staff to its risk factor in Item 1A of the Form 10-K entitled “BioOne may fail to take advantage of commercialization rights for our platelet and plasma systems in many Asian countries” where the Company expresses substantial doubt about the prospect of receiving material royalties or milestone payments from BioOne in the near future, if ever. For the reasons described above, the Company does not believe it is substantially dependent on the agreements with BioOne and therefore the filing of such agreements is not required by Item 601(b)(10) of Regulation S-K. The Company will, however, continue to evaluate its relationship with BioOne to determine whether its business becomes “substantially dependent” upon the relationship with BioOne established by the BioOne agreements.

Department of Defense:

Similarly, the Company respectfully submits that its cooperative agreements with the Department of Defense (the “DoD”) are not material to the Company within the meaning of Item 601(b)(10) of Regulation S-K. The Company’s cooperative agreements with the DoD are were “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted by” the Company in its business of developing and commercializing its INTERCEPT Blood System. In addition, the Company is not substantially dependent on such agreements. The amount of funding under such agreements is inherently unreliable due to the unpredictability of the size and availability of awards granted and the limitations and restrictions placed on any funds received under such grants. Moreover, the Company notes that these agreements relate to the Company’s red blood cell program. As noted in the Form 10-K, the red blood cell system is currently in clinical development and requires extensive additional testing and development before it is ready for commercialization.

For the reasons described above, the Company does not believe it is substantially dependent on the agreements with the DoD and therefore the filing of such agreements is not required by Item 601(b)(10) of Regulation S-K. The Company will, however, continue to evaluate its relationship with the DoD to determine whether its business becomes “substantially dependent” upon the relationship with the DoD established by the cooperative agreements.

4.	We note your disclosure that you entered into a senior secured revolving credit facility with Wells Fargo Bank which allows you to borrow up to $10.0 million to be used for working capital and general operating needs. Please file the agreement or explain to us why you believe that this facility is not material. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully directs the Staff to the agreements between the Company and Wells Fargo Bank, National Association filed as Exhibits 10.33, 10.34 and 10.35 to the Form 10-K.

*   *   *   *   *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (925) 288-6138 or Howard Ervin at (925) 288-6116, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Kevin D. Green
Kevin D. Green Vice President, Finance and Chief Accounting Officer Cerus Corporation

cc:	Howard G. Ervin, Esq., Vice President, Legal Affairs, Cerus Corporation
Donald Parkin, Ernst & Young LLP
Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP
Chrystal Jensen, Esq., Cooley Godward Kronish LLP